Exhibit 99.2

Supplementary Financial Information Fourth Quarter 2020 BCE Investor Relations Thane Fotopoulos 514-870-4619 thane.fotopoulos@bell.ca

BCE (1) (2) (3)

Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q4 2020	Q4 2019	$ change	% change		TOTAL 2020	TOTAL 2019	$ change	% change
Operating revenues
Service	5,090	5,235	(145)	(2.8%	)	19,832	20,566	(734)	(3.6%	)
Product	1,012	1,040	(28)	(2.7%	)	3,051	3,227	(176)	(5.5%	)
Total operating revenues	6,102	6,275	(173)	(2.8%	)	22,883	23,793	(910)	(3.8%	)
Operating costs (A)	(3,633)	(3,731)	98	2.6%		(13,007)	(13,541)	534	3.9%
Post-employment benefit plans service cost	(65)	(60)	(5)	(8.3%	)	(269)	(246)	(23)	(9.3%	)
Adjusted EBITDA (4)	2,404	2,484	(80)	(3.2%	)	9,607	10,006	(399)	(4.0%	)
Adjusted EBITDA margin (4)	39.4%	39.6%		(0.2) pts		42.0%	42.1%		(0.1) pts
Severance, acquisition and other costs	(52)	(28)	(24)	(85.7%	)	(116)	(114)	(2)	(1.8%	)
Depreciation	(872)	(854)	(18)	(2.1%	)	(3,475)	(3,458)	(17)	(0.5%	)
Amortization	(233)	(224)	(9)	(4.0%	)	(929)	(886)	(43)	(4.9%	)
Finance costs
Interest expense	(274)	(285)	11	3.9%		(1,110)	(1,125)	15	1.3%
Interest on post-employment benefit obligations	(11)	(16)	5	31.3%		(46)	(63)	17	27.0%
Impairment of assets	(12)	(96)	84	87.5%		(472)	(102)	(370)	n.m.
Other (expense) income	(38)	(18)	(20)	n.m.		(194)	95	(289)	n.m.
Income taxes	(191)	(245)	54	22.0%		(792)	(1,129)	337	29.8%
Net earnings from continuing operations	721	718	3	0.4%		2,473	3,224	(751)	(23.3%	)
Net earnings from discontinued operations	211	5	206	n.m.		226	29	197	n.m.
Net earnings	932	723	209	28.9%		2,699	3,253	(554)	(17.0%	)

Net earnings from continuing operations attributable to:
Common shareholders	678	667	11	1.6%		2,272	3,011	(739)	(24.5%	)
Preferred shareholders	32	38	(6)	(15.8%	)	136	151	(15)	(9.9%	)
Non-controlling interest	11	13	(2)	(15.4%	)	65	62	3	4.8%
Net earnings from continuing operations	721	718	3	0.4%		2,473	3,224	(751)	(23.3%	)

Net earnings attributable to:
Common shareholders	889	672	217	32.3%		2,498	3,040	(542)	(17.8%	)
Preferred shareholders	32	38	(6)	(15.8%	)	136	151	(15)	(9.9%	)
Non-controlling interest	11	13	(2)	(15.4%	)	65	62	3	4.8%
Net earnings	932	723	209	28.9%		2,699	3,253	(554)	(17.0%	)

Net earnings per common share - basic and diluted
Continuing operations	$0.75	$0.73	$0.02	2.7%		$2.51	$3.34	$(0.83)	(24.9%	)
Discontinued operations	$0.23	$0.01	$0.22	n.m.		$0.25	$0.03	$0.22	n.m.
Net earnings per common share - basic and diluted	$0.98	$0.74	$0.24	32.4%		$2.76	$3.37	$(0.61)	(18.1%	)

Dividends per common share	$0.8325	$0.7925	$0.04	5.0%		$3.3300	$3.1700	$0.16	5.0%

Weighted average number of common shares outstanding - basic (millions)	904.4	903.8				904.3	900.8
Weighted average number of common shares outstanding - diluted (millions)	904.4	904.8				904.4	901.4
Number of common shares outstanding (millions)	904.4	903.9				904.4	903.9

Adjusted net earnings and EPS
Net earnings attributable to common shareholders	889	672	217	32.3%		2,498	3,040	(542)	(17.8%	)
Severance, acquisition and other costs	38	20	18	90.0%		85	83	2	2.4%
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	-	45	(45)	(100.0%	)	37	(101)	138	n.m.
Net (gains) losses on investments	(3)	(18)	15	(83.3%	)	(46)	39	(85)	n.m.
Early debt redemption costs	9	-	9	n.m.		37	13	24	n.m.
Impairment of assets	9	70	(61)	(87.1%	)	345	74	271	n.m.
Net earnings from discontinued operations	(211)	(5)	(206)	n.m.		(226)	(29)	(197)	n.m.
Adjusted net earnings (4)	731	784	(53)	(6.8%	)	2,730	3,119	(389)	(12.5%	)
Adjusted EPS (4)	$0.81	$0.86	$(0.05)	(5.8%	)	$3.02	$3.46	$(0.44)	(12.7%	)

n.m. : not meaningful

(A) Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Fourth Quarter 2020 Page 2

BCE

Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	TOTAL 2020	Q4 20	Q3 20	Q2 20	Q1 20	TOTAL 2019	Q4 19	Q3 19	Q2 19	Q1 19
Operating revenues
Service	19,832	5,090	4,924	4,800	5,018	20,566	5,235	5,141	5,190	5,000
Product	3,051	1,012	863	554	622	3,227	1,040	799	699	689
Total operating revenues	22,883	6,102	5,787	5,354	5,640	23,793	6,275	5,940	5,889	5,689
Operating costs (A)	(13,007)	(3,633)	(3,268)	(2,959)	(3,147)	(13,541)	(3,731)	(3,312)	(3,259)	(3,239)
Post-employment benefit plans service cost	(269)	(65)	(65)	(64)	(75)	(246)	(60)	(60)	(58)	(68)
Adjusted EBITDA	9,607	2,404	2,454	2,331	2,418	10,006	2,484	2,568	2,572	2,382
Adjusted EBITDA margin	42.0%	39.4%	42.4%	43.5%	42.9%	42.1%	39.6%	43.2%	43.7%	41.9%
Severance, acquisition and other costs	(116)	(52)	(26)	(22)	(16)	(114)	(28)	(23)	(39)	(24)
Depreciation	(3,475)	(872)	(876)	(869)	(858)	(3,458)	(854)	(852)	(879)	(873)
Amortization	(929)	(233)	(232)	(234)	(230)	(886)	(224)	(225)	(220)	(217)
Finance costs

Interest expense	(1,110)	(274)	(279)	(280)	(277)	(1,125)	(285)	(280)	(279)	(281)
Interest on post-employment benefit obligations	(46)	(11)	(12)	(11)	(12)	(63)	(16)	(16)	(15)	(16)
Impairment of assets	(472)	(12)	(4)	(449)	(7)	(102)	(96)	(1)	(1)	(4)
Other (expense) income	(194)	(38)	(29)	(80)	(47)	95	(18)	62	(54)	105
Income taxes	(792)	(191)	(262)	(96)	(243)	(1,129)	(245)	(319)	(275)	(290)
Net earnings from continuing operations	2,473	721	734	290	728	3,224	718	914	810	782
Net earnings from discontinued operations	226	211	6	4	5	29	5	8	7	9
Net earnings	2,699	932	740	294	733	3,253	723	922	817	791

Net earnings from continuing operations attributable to:
Common shareholders	2,272	678	686	233	675	3,011	667	859	754	731
Preferred shareholders	136	32	32	34	38	151	38	37	38	38
Non-controlling interest	65	11	16	23	15	62	13	18	18	13
Net earnings from continuing operations	2,473	721	734	290	728	3,224	718	914	810	782

Net earnings attributable to:
Common shareholders	2,498	889	692	237	680	3,040	672	867	761	740
Preferred shareholders	136	32	32	34	38	151	38	37	38	38
Non-controlling interest	65	11	16	23	15	62	13	18	18	13
Net earnings	2,699	932	740	294	733	3,253	723	922	817	791

Net earnings per common share - basic and diluted
Continuing operations	$2.51	$0.75	$0.76	$0.26	$0.74	$3.34	$0.73	$0.96	$0.84	$0.81
Discontinued operations	$0.25	$0.23	$0.01	$-	$0.01	$0.03	$0.01	$-	$0.01	$0.01
Net earnings per common share - basic and diluted	$2.76	$0.98	$0.77	$0.26	$0.75	$3.37	$0.74	$0.96	$0.85	$0.82

Dividends per common share	$3.3300	$0.8325	$0.8325	$0.8325	$0.8325	$3.1700	$0.7925	$0.7925	$0.7925	$0.7925

Weighted average number of common shares outstanding - basic (millions)	904.3	904.4	904.3	904.3	904.1	900.8	903.8	901.4	899.5	898.4
Weighted average number of common shares outstanding - diluted (millions)	904.4	904.4	904.4	904.4	904.5	901.4	904.8	902.2	900.3	898.7
Number of common shares outstanding (millions)	904.4	904.4	904.3	904.3	904.3	903.9	903.9	903.7	900.1	898.8

Adjusted net earnings and EPS
Net earnings attributable to common shareholders	2,498	889	692	237	680	3,040	672	867	761	740
Severance, acquisition and other costs	85	38	19	16	12	83	20	17	28	18
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	37	-	10	7	20	(101)	45	(64)	(9)	(73)
Net (gains) losses on investments	(46)	(3)	(22)	(11)	(10)	39	(18)	-	53	4
Early debt redemption costs	37	9	16	-	12	13	-	-	13	-
Impairment of assets	345	9	3	328	5	74	70	-	1	3
Net earnings from discontinued operations	(226)	(211)	(6)	(4)	(5)	(29)	(5)	(8)	(7)	(9)
Adjusted net earnings	2,730	731	712	573	714	3,119	784	812	840	683
Adjusted EPS	$3.02	$0.81	$0.79	$0.63	$0.79	$3.46	$0.86	$0.91	$0.93	$0.76

(A) Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Fourth Quarter 2020 Page 3

BCE (1) (2) (3)

Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2020	Q4 2019	$ change	% change		TOTAL 2020	TOTAL 2019	$ change	% change

Operating revenues
Bell Wireless	2,408	2,454	(46)	(1.9%	)	8,683	9,001	(318)	(3.5%	)
Bell Wireline	3,095	3,135	(40)	(1.3%	)	12,206	12,317	(111)	(0.9%	)
Bell Media	791	879	(88)	(10.0%)		2,750	3,217	(467)	(14.5%	)
Inter-segment eliminations	(192)	(193)	1	0.5%		(756)	(742)	(14)	(1.9%)
Total	6,102	6,275	(173)	(2.8%)		22,883	23,793	(910)	(3.8%	)

Operating costs
Bell Wireless	(1,505)	(1,523)	18	1.2%		(5,017)	(5,210)	193	3.7%
Bell Wireline	(1,783)	(1,787)	4	0.2%		(6,960)	(6,952)	(8)	(0.1%	)
Bell Media	(602)	(674)	72	10.7%		(2,055)	(2,367)	312	13.2%
Inter-segment eliminations	192	193	(1)	(0.5%)		756	742	14	1.9%
Total	(3,698)	(3,791)	93	2.5%		(13,276)	(13,787)	511	3.7%

Adjusted EBITDA
Bell Wireless	903	931	(28)	(3.0%)		3,666	3,791	(125)	(3.3%	)
Margin	37.5%	37.9%		(0.4) pts		42.2%	42.1%		0.1 pts
Bell Wireline	1,312	1,348	(36)	(2.7%)		5,246	5,365	(119)	(2.2%	)
Margin	42.4%	43.0%		(0.6) pts		43.0%	43.6%		(0.6) pts
Bell Media	189	205	(16)	(7.8%)		695	850	(155)	(18.2%	)
Margin	23.9%	23.3%		0.6 pts		25.3%	26.4%		(1.1) pts
Total	2,404	2,484	(80)	(3.2%)		9,607	10,006	(399)	(4.0%	)
Margin	39.4%	39.6%		(0.2) pts		42.0%	42.1%		(0.1) pts

Capital expenditures
Bell Wireless	392	203	(189)	(93.1%)		916	671	(245)	(36.5%)
Capital intensity (5)	16.3%	8.3%		(8.0) pts		10.5%	7.5%		(3.0) pts
Bell Wireline	1,053	910	(143)	(15.7%)		3,161	3,195	34	1.1%
Capital intensity	34.0%	29.0%		(5.0) pts		25.9%	25.9%		-
Bell Media	49	37	(12)	(32.4%)		125	108	(17)	(15.7%	)
Capital intensity	6.2%	4.2%		(2.0) pts		4.5%	3.4%		(1.1) pts
Total	1,494	1,150	(344)	(29.9%)		4,202	3,974	(228)	(5.7%	)
Capital intensity	24.5%	18.3%		(6.2) pts		18.4%	16.7%		(1.7) pts

BCE Supplementary Financial Information - Fourth Quarter 2020 Page 4

BCE

Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2020	Q4 20	Q3 20	Q2 20	Q1 20	TOTAL 2019	Q4 19	Q3 19	Q2 19	Q1 19

Operating revenues
Bell Wireless	8,683	2,408	2,318	1,922	2,035	9,001	2,454	2,310	2,160	2,077
Bell Wireline	12,206	3,095	3,032	3,043	3,036	12,317	3,135	3,057	3,073	3,052
Bell Media	2,750	791	628	579	752	3,217	879	751	842	745
Inter-segment eliminations	(756)	(192)	(191)	(190)	(183)	(742)	(193)	(178)	(186)	(185)
Total	22,883	6,102	5,787	5,354	5,640	23,793	6,275	5,940	5,889	5,689

Operating costs
Bell Wireless	(5,017)	(1,505)	(1,362)	(1,043)	(1,107)	(5,210)	(1,523)	(1,310)	(1,192)	(1,185)
Bell Wireline	(6,960)	(1,783)	(1,712)	(1,764)	(1,701)	(6,952)	(1,787)	(1,715)	(1,723)	(1,727)
Bell Media	(2,055)	(602)	(450)	(406)	(597)	(2,367)	(674)	(525)	(588)	(580)
Inter-segment eliminations	756	192	191	190	183	742	193	178	186	185
Total	(13,276)	(3,698)	(3,333)	(3,023)	(3,222)	(13,787)	(3,791)	(3,372)	(3,317)	(3,307)

Adjusted EBITDA
Bell Wireless	3,666	903	956	879	928	3,791	931	1,000	968	892
Margin	42.2%	37.5%	41.2%	45.7%	45.6%	42.1%	37.9%	43.3%	44.8%	42.9%
Bell Wireline	5,246	1,312	1,320	1,279	1,335	5,365	1,348	1,342	1,350	1,325
Margin	43.0%	42.4%	43.5%	42.0%	44.0%	43.6%	43.0%	43.9%	43.9%	43.4%
Bell Media	695	189	178	173	155	850	205	226	254	165
Margin	25.3%	23.9%	28.3%	29.9%	20.6%	26.4%	23.3%	30.1%	30.2%	22.1%
Total	9,607	2,404	2,454	2,331	2,418	10,006	2,484	2,568	2,572	2,382
Margin	42.0%	39.4%	42.4%	43.5%	42.9%	42.1%	39.6%	43.2%	43.7%	41.9%

Capital expenditures
Bell Wireless	916	392	212	182	130	671	203	161	159	148
Capital intensity	10.5%	16.3%	9.1%	9.5%	6.4%	7.5%	8.3%	7.0%	7.4%	7.1%
Bell Wireline	3,161	1,053	792	694	622	3,195	910	826	784	675
Capital intensity	25.9%	34.0%	26.1%	22.8%	20.5%	25.9%	29.0%	27.0%	25.5%	22.1%
Bell Media	125	49	27	24	25	108	37	22	24	25
Capital intensity	4.5%	6.2%	4.3%	4.1%	3.3%	3.4%	4.2%	2.9%	2.9%	3.4%
Total	4,202	1,494	1,031	900	777	3,974	1,150	1,009	967	848
Capital intensity	18.4%	24.5%	17.8%	16.8%	13.8%	16.7%	18.3%	17.0%	16.4%	14.9%

BCE Supplementary Financial Information - Fourth Quarter 2020 Page 5

Bell Wireless (1) (3)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2020	Q4 2019	% change	TOTAL 2020	TOTAL 2019	% change
Bell Wireless
Operating revenues
External service revenues	1,543	1,582	(2.5%)	6,122	6,323	(3.2%	)
Inter-segment service revenues	11	12	(8.3%)	47	49	(4.1%)
Total operating service revenues	1,554	1,594	(2.5%)	6,169	6,372	(3.2%)
External product revenues	851	857	(0.7%)	2,508	2,623	(4.4%)
Inter-segment product revenues	3	3	-	6	6	-
Total operating product revenues	854	860	(0.7%)	2,514	2,629	(4.4%)
Total external revenues	2,394	2,439	(1.8%)	8,630	8,946	(3.5%)
Total operating revenues	2,408	2,454	(1.9%)	8,683	9,001	(3.5%)
Operating costs	(1,505)	(1,523)	1.2%	(5,017)	(5,210)	3.7%
Adjusted EBITDA	903	931	(3.0%)	3,666	3,791	(3.3%)
Adjusted EBITDA margin (Total operating revenues)	37.5%	37.9%	(0.4) pts	42.2%	42.1%	0.1 pts

Capital expenditures	392	203	(93.1%)	916	671	(36.5%)
Capital intensity	16.3%	8.3%	(8.0) pts	10.5%	7.5%	(3.0) pts
Wireless subscriber gross activations (5)	512,219	596,019	(14.1%)	1,805,732	2,117,517	(14.7%)

Postpaid	394,948	455,111	(13.2%)	1,286,307	1,568,729	(18.0%)

Prepaid	117,271	140,908	(16.8%)	519,425	548,788	(5.4%)

Wireless subscriber net activations (losses)	81,256	123,582	(34.2%)	263,721	515,409	(48.8%)

Postpaid	92,928	121,599	(23.6%)	225,739	401,955	(43.8%)

Prepaid	(11,672)	1,983	n.m.	37,982	113,454	(66.5%)

Wireless subscribers end of period (EOP)	10,221,683	9,957,962	2.6%	10,221,683	9,957,962	2.6%

Postpaid	9,385,679	9,159,940	2.5%	9,385,679	9,159,940	2.5%

Prepaid	836,004	798,022	4.8%	836,004	798,022	4.8%

Blended average billing per user (ABPU)($/month) (5) (A)	64.71	67.35	(3.9%)	64.69	68.36	(5.4%)

Churn (%) (average per month) (5)	1.41%	1.60%	0.19 pts	1.28%	1.39%	0.11 pts

Postpaid	1.11%	1.28%	0.17 pts	0.99%	1.13%	0.14 pts

Prepaid	4.79%	5.14%	0.35 pts	4.60%	4.44%	(0.16) pts

n.m. : not meaningful

(A)

In Q1 2020, we updated our definition of ABPU to include monthly billings related to device financing receivables owing from customers on contract. Consequently, we restated previously reported 2019 ABPU for comparability. See Note 5, Key performance indicators (KPIs), for the definition of ABPU.

BCE Supplementary Financial Information - Fourth Quarter 2020 Page 6

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2020	Q4 20	Q3 20	Q2 20	Q1 20	TOTAL 2019	Q4 19	Q3 19	Q2 19	Q1 19
Bell Wireless
Operating revenues
External service revenues	6,122	1,543	1,563	1,481	1,535	6,323	1,582	1,633	1,580	1,528
Inter-segment service revenues	47	11	12	12	12	49	12	13	12	12
Total operating service revenues	6,169	1,554	1,575	1,493	1,547	6,372	1,594	1,646	1,592	1,540
External product revenues	2,508	851	742	428	487	2,623	857	664	566	536
Inter-segment product revenues	6	3	1	1	1	6	3	-	2	1
Total operating product revenues	2,514	854	743	429	488	2,629	860	664	568	537
Total external revenues	8,630	2,394	2,305	1,909	2,022	8,946	2,439	2,297	2,146	2,064
Total operating revenues	8,683	2,408	2,318	1,922	2,035	9,001	2,454	2,310	2,160	2,077
Operating costs	(5,017)	(1,505)	(1,362)	(1,043)	(1,107)	(5,210)	(1,523)	(1,310)	(1,192)	(1,185)
Adjusted EBITDA	3,666	903	956	879	928	3,791	931	1,000	968	892
Adjusted EBITDA margin (Total operating revenues)	42.2%	37.5%	41.2%	45.7%	45.6%	42.1%	37.9%	43.3%	44.8%	42.9%

Capital expenditures	916	392	212	182	130	671	203	161	159	148
Capital intensity	10.5%	16.3%	9.1%	9.5%	6.4%	7.5%	8.3%	7.0%	7.4%	7.1%
Wireless subscriber gross activations	1,805,732	512,219	514,384	372,710	406,419	2,117,517	596,019	593,547	517,650	410,301
Postpaid	1,286,307	394,948	365,781	243,166	282,412	1,568,729	455,111	417,966	375,094	320,558
Prepaid	519,425	117,271	148,603	129,544	124,007	548,788	140,908	175,581	142,556	89,743
Wireless subscriber net activations (losses)	263,721	81,256	128,168	34,702	19,595	515,409	123,582	204,067	149,478	38,282

Postpaid	225,739	92,928	87,529	21,632	23,650	401,955	121,599	127,172	102,980	50,204

Prepaid	37,982	(11,672)	40,639	13,070	(4,055)	113,454	1,983	76,895	46,498	(11,922)
Wireless subscribers EOP	10,221,683	10,221,683	10,140,427	10,012,259	9,977,557	9,957,962	9,957,962	9,834,380	9,630,313	9,480,835

Postpaid	9,385,679	9,385,679	9,292,751	9,205,222	9,183,590	9,159,940	9,159,940	9,038,341	8,911,169	8,808,189

Prepaid	836,004	836,004	847,676	807,037	793,967	798,022	798,022	796,039	719,144	672,646

Blended ABPU ($/month)(A)	64.69	64.71	65.74	62.77	65.53	68.36	67.35	69.94	68.79	67.35
Churn (%)(average per month)	1.28%	1.41%	1.28%	1.13%	1.30%	1.39%	1.60%	1.34%	1.29%	1.31%

Postpaid	0.99%	1.11%	1.04%	0.82%	0.97%	1.13%	1.28%	1.12%	1.06%	1.07%
Prepaid	4.60%	4.79%	3.98%	4.63%	5.03%	4.44%	5.14%	3.89%	4.20%	4.49%

(A)

In Q1 2020, we updated our definition of ABPU to include monthly billings related to device financing receivables owing from customers on contract. Consequently, we restated previously reported 2019 ABPU for comparability. See Note 5, Key performance indicators (KPIs), for the definition of ABPU.

BCE Supplementary Financial Information - Fourth Quarter 2020 Page 7

Bell Wireline (1) (2) (3)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2020	Q4 2019	% change	TOTAL 2020	TOTAL 2019	% change
Bell Wireline
Operating revenues
Data	1,953	1,925	1.5%	7,691	7,617	1.0%
Voice	828	879	(5.8%)	3,402	3,564	(4.5%)
Other services	67	69	(2.9%)	248	251	(1.2%)
Total external service revenues	2,848	2,873	(0.9%)	11,341	11,432	(0.8%)
Inter-segment service revenues	85	79	7.6%	321	281	14.2%
Total operating service revenues	2,933	2,952	(0.6%)	11,662	11,713	(0.4%)
Data	148	166	(10.8%)	494	556	(11.2%)
Equipment and other	13	17	(23.5%)	49	48	2.1%
Total external product revenues	161	183	(12.0%)	543	604	(10.1%)
Inter-segment product revenues	1	-	n.m.	1	-	n.m.
Total operating product revenues	162	183	(11.5%)	544	604	(9.9%)
Total external revenues	3,009	3,056	(1.5%)	11,884	12,036	(1.3%)
Total operating revenues	3,095	3,135	(1.3%)	12,206	12,317	(0.9%)
Operating costs	(1,783)	(1,787)	0.2%	(6,960)	(6,952)	(0.1%)
Adjusted EBITDA	1,312	1,348	(2.7%)	5,246	5,365	(2.2%)
Adjusted EBITDA margin	42.4%	43.0%	(0.6) pts	43.0%	43.6%	(0.6) pts

Capital expenditures	1,053	910	(15.7%)	3,161	3,195	1.1%
Capital intensity	34.0%	29.0%	(5.0) pts	25.9%	25.9%	-
Retail high-speed Internet subscribers (5)

Retail net activations	44,512	35,639	24.9%	148,989	135,861	9.7%

Retail subscribers EOP	3,704,590	3,555,601	4.2%	3,704,590	3,555,601	4.2%

Retail TV subscribers (5)

Retail net subscriber activations (losses)	536	421	27.3%	(33,859)	6,053	n.m.

Internet protocol television (IPTV)	21,106	22,039	(4.2%)	39,191	91,476	(57.2%)

Satellite	(20,570)	(21,618)	4.8%	(73,050)	(85,423)	14.5%

Total retail subscribers EOP	2,738,605	2,772,464	(1.2%)	2,738,605	2,772,464	(1.2%)

IPTV	1,806,373	1,767,182	2.2%	1,806,373	1,767,182	2.2%

Satellite	932,232	1,005,282	(7.3%)	932,232	1,005,282	(7.3%)

Retail residential network access services (NAS) (5)

Retail residential NAS lines net losses	(53,759)	(58,110)	7.5%	(213,551)	(263,325)	18.9%

Retail residential NAS lines	2,483,932	2,697,483	(7.9%)	2,483,932	2,697,483	(7.9%)

n.m. : not meaningful

BCE Supplementary Financial Information - Fourth Quarter 2020 Page 8

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2020	Q4 20	Q3 20	Q2 20	Q1 20	TOTAL 2019	Q4 19	Q3 19	Q2 19	Q1 19
Bell Wireline
Operating revenues
Data	7,691	1,953	1,931	1,916	1,891	7,617	1,925	1,912	1,914	1,866
Voice	3,402	828	839	863	872	3,564	879	881	897	907
Other services	248	67	61	58	62	251	69	61	62	59
Total external service revenues	11,341	2,848	2,831	2,837	2,825	11,432	2,873	2,854	2,873	2,832
Inter-segment service revenues	321	85	80	80	76	281	79	68	67	67
Total operating service revenues	11,662	2,933	2,911	2,917	2,901	11,713	2,952	2,922	2,940	2,899
Data	494	148	110	113	123	556	166	125	123	142
Equipment and other	49	13	11	13	12	48	17	10	10	11
Total external product revenues	543	161	121	126	135	604	183	135	133	153
Inter-segment product revenues	1	1	-	-	-	-	-	-	-	-
Total operating product revenues	544	162	121	126	135	604	183	135	133	153
Total external revenues	11,884	3,009	2,952	2,963	2,960	12,036	3,056	2,989	3,006	2,985
Total operating revenues	12,206	3,095	3,032	3,043	3,036	12,317	3,135	3,057	3,073	3,052
Operating costs	(6,960)	(1,783)	(1,712)	(1,764)	(1,701)	(6,952)	(1,787)	(1,715)	(1,723)	(1,727)
Adjusted EBITDA	5,246	1,312	1,320	1,279	1,335	5,365	1,348	1,342	1,350	1,325
Adjusted EBITDA margin	43.0%	42.4%	43.5%	42.0%	44.0%	43.6%	43.0%	43.9%	43.9%	43.4%

Capital expenditures	3,161	1,053	792	694	622	3,195	910	826	784	675
Capital intensity	25.9%	34.0%	26.1%	22.8%	20.5%	25.9%	29.0%	27.0%	25.5%	22.1%
Retail high-speed Internet subscribers

Retail net activations	148,989	44,512	62,859	19,023	22,595	135,861	35,639	58,137	19,414	22,671

Retail subscribers EOP	3,704,590	3,704,590	3,660,078	3,597,219	3,578,196	3,555,601	3,555,601	3,519,962	3,461,825	3,442,411

Retail TV subscribers

Retail net subscriber (losses) activations	(33,859)	536	(296)	(15,544)	(18,555)	6,053	421	4,842	2,350	(1,560)

IPTV	39,191	21,106	18,837	(3,604)	2,852	91,476	22,039	31,746	16,775	20,916

Satellite	(73,050)	(20,570)	(19,133)	(11,940)	(21,407)	(85,423)	(21,618)	(26,904)	(14,425)	(22,476)

Total retail subscribers EOP	2,738,605	2,738,605	2,738,069	2,738,365	2,753,909	2,772,464	2,772,464	2,772,043	2,767,201	2,764,851

IPTV	1,806,373	1,806,373	1,785,267	1,766,430	1,770,034	1,767,182	1,767,182	1,745,143	1,713,397	1,696,622

Satellite	932,232	932,232	952,802	971,935	983,875	1,005,282	1,005,282	1,026,900	1,053,804	1,068,229

Retail residential network access services (NAS)

Retail residential NAS lines net losses	(213,551)	(53,759)	(49,792)	(48,405)	(61,595)	(263,325)	(58,110)	(65,656)	(72,780)	(66,779)

Retail residential NAS lines	2,483,932	2,483,932	2,537,691	2,587,483	2,635,888	2,697,483	2,697,483	2,755,593	2,821,249	2,894,029

BCE Supplementary Financial Information - Fourth Quarter 2020 Page 9

BCE(2)

Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
						December 31 2020	September 30 2020	June 30 2020	March 31 2020	December 31 2019

Debt due within one year						2,417	2,904	2,584	4,209	3,881
Long-term debt						23,906	24,914	25,024	25,513	22,415
50% of preferred shares						2,002	2,002	2,002	2,002	2,002
Cash and cash equivalents						(224)	(1,679)	(1,547)	(2,679)	(145)
Net debt (4)						28,101	28,141	28,063	29,045	28,153

Net debt leverage ratio (4)						2.93	2.91	2.86	2.89	2.81
Adjusted EBITDA /net interest expense ratio (4)						8.32	8.29	8.36	8.58	8.50

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)			Q4 2020	Q4 2019	$ change	% change	TOTAL 2020	TOTAL 2019	$ change	% change

Free cash flow (FCF) (4)
Cash flows from operating activities			1,631	2,091	(460)	(22.0%)	7,754	7,958	(204)	(2.6%)
Capital expenditures			(1,494)	(1,150)	(344)	(29.9%)	(4,202)	(3,974)	(228)	(5.7%)
Cash dividends paid on preferred shares			(31)	(37)	6	16.2%	(132)	(147)	15	10.2%
Cash dividends paid by subsidiaries to non-controlling interest			(16)	(14)	(2)	(14.3%)	(53)	(65)	12	18.5%
Acquisition and other costs paid			2	7	(5)	(71.4%)	35	60	(25)	(41.7%)
Cash from discontinued operations (included in cash flows from operating activities)			-	(23)	23	100.0%	(54)	(94)	40	42.6%
FCF			92	874	(782)	(89.5%)	3,348	3,738	(390)	(10.4%)

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2020	Q4 2020	Q3 2020	Q2 2020	Q1 2020	TOTAL 2019	Q4 2019	Q3 2019	Q2 2019	Q1 2019

FCF
Cash flows from operating activities	7,754	1,631	2,110	2,562	1,451	7,958	2,091	2,258	2,093	1,516
Capital expenditures	(4,202)	(1,494)	(1,031)	(900)	(777)	(3,974)	(1,150)	(1,009)	(967)	(848)
Cash dividends paid on preferred shares	(132)	(31)	(32)	(33)	(36)	(147)	(37)	(47)	(37)	(26)
Cash dividends paid by subsidiaries to non-controlling interest	(53)	(16)	(11)	(12)	(14)	(65)	(14)	(12)	(12)	(27)
Acquisition and other costs paid	35	2	13	11	9	60	7	3	21	29
Cash from discontinued operations (included in cash flows from operating activities)	(54)	-	(15)	(17)	(22)	(94)	(23)	(24)	(22)	(25)
FCF	3,348	92	1,034	1,611	611	3,738	874	1,169	1,076	619

BCE Supplementary Financial Information - Fourth Quarter 2020 Page 10

BCE (2)

Consolidated Statements of Financial Position

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	December 31 2020	September 30 2020	June 30 2020	March 31 2020	December 31 2019
ASSETS
Current assets
Cash	224	1,482	1,297	943	141
Cash equivalents	-	197	250	1,736	4
Trade and other receivables	3,528	2,945	2,812	2,990	3,038
Inventory	439	425	445	487	427
Contract assets	687	799	921	1,037	1,111
Contract costs	402	401	399	416	415
Prepaid expenses	209	264	301	280	194
Other current assets	199	191	212	419	190
Assets held for sale	-	829	825	-	-
Total current assets	5,688	7,533	7,462	8,308	5,520
Non-current assets
Contract assets	256	273	328	452	533
Contract costs	362	351	341	363	368
Property, plant and equipment	27,513	27,057	26,840	27,432	27,636
Intangible assets	13,102	12,931	12,897	13,513	13,352
Deferred tax assets	106	142	123	90	98
Investments in associates and joint ventures	756	772	718	730	698
Post-employment benefit assets	1,277	895	764	2,613	558
Other non-current assets	1,001	1,116	1,167	1,347	716
Goodwill	10,604	10,552	10,551	10,667	10,667
Total non-current assets	54,977	54,089	53,729	57,207	54,626
Total assets	60,665	61,622	61,191	65,515	60,146
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,935	3,566	3,341	3,335	3,954
Contract liabilities	717	699	723	725	683
Interest payable	222	190	229	192	227
Dividends payable	766	767	766	767	729
Current tax liabilities	214	292	287	186	303
Debt due within one year	2,417	2,904	2,584	4,209	3,881
Liabilities held for sale	-	159	205	-	-
Total current liabilities	8,271	8,577	8,135	9,414	9,777
Non-current liabilities
Contract liabilities	242	223	216	211	207
Long-term debt	23,906	24,914	25,024	25,513	22,415
Deferred tax liabilities	3,810	3,827	3,765	4,444	3,561
Post-employment benefit obligations	1,962	1,969	1,980	1,603	1,907
Other non-current liabilities	1,145	1,032	934	906	871
Total non-current liabilities	31,065	31,965	31,919	32,677	28,961
Total liabilities	39,336	40,542	40,054	42,091	38,738

EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,003	4,004	4,004	4,004	4,004
Common shares	20,390	20,386	20,386	20,386	20,363
Contributed surplus	1,174	1,168	1,155	1,156	1,178
Accumulated other comprehensive income	103	258	386	528	161
Deficit	(4,681)	(5,087)	(5,142)	(2,990)	(4,632)
Total equity attributable to BCE shareholders	20,989	20,729	20,789	23,084	21,074
Non-controlling interest	340	351	348	340	334
Total equity	21,329	21,080	21,137	23,424	21,408
Total liabilities and equity	60,665	61,622	61,191	65,515	60,146
Number of common shares outstanding (millions)	904.4	904.3	904.3	904.3	903.9

BCE Supplementary Financial Information - Fourth Quarter 2020 Page 11

BCE (2)

Consolidated Cash Flow Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2020	Q4 2019	$ change	TOTAL 2020	TOTAL 2019	$ change

Net earnings from continuing operations	721	718	3	2,473	3,224	(751)

Adjustments to reconcile net earnings from continuing operations to cash flows from operating activities
Severance, acquisition and other costs	52	28	24	116	114	2
Depreciation and amortization	1,105	1,078	27	4,404	4,344	60
Post-employment benefit plans cost	76	76	-	315	309	6
Net interest expense	269	280	(11)	1,087	1,101	(14)
Impairment of assets	12	96	(84)	472	102	370
Losses on investments	(3)	(22)	19	(3)	(18)	15
Income taxes	191	245	(54)	792	1,129	(337)
Contributions to post-employment benefit plans	(78)	(77)	(1)	(297)	(290)	(7)
Payments under other post-employment benefit plans	(17)	(18)	1	(61)	(72)	11
Severance and other costs paid	(19)	(23)	4	(78)	(167)	89
Interest paid	(235)	(261)	26	(1,112)	(1,079)	(33)
Income taxes paid (net of refunds)	(383)	(221)	(162)	(846)	(725)	(121)
Acquisition and other costs paid	(2)	(7)	5	(35)	(60)	25
Net change in operating assets and liabilities	(58)	176	(234)	473	(48)	521
Cash from discontinued operations	-	23	(23)	54	94	(40)
Cash flows from operating activities	1,631	2,091	(460)	7,754	7,958	(204)
Capital expenditures	(1,494)	(1,150)	(344)	(4,202)	(3,974)	(228)
Cash dividends paid on preferred shares	(31)	(37)	6	(132)	(147)	15
Cash dividends paid by subsidiaries to non-controlling interest	(16)	(14)	(2)	(53)	(65)	12
Acquisition and other costs paid	2	7	(5)	35	60	(25)
Cash from discontinued operations (included in cash flows from operating activities)	-	(23)	23	(54)	(94)	40
Free cash flow	92	874	(782)	3,348	3,738	(390)
Cash from discontinued operations (included in cash flows from operating activities)	-	23	(23)	54	94	(40)
Business acquisitions	(42)	-	(42)	(65)	(51)	(14)
Acquisition and other costs paid	(2)	(7)	5	(35)	(60)	25
Acquisition of spectrum licences	-	-	-	(86)	-	(86)
Other investing activities	(12)	(5)	(7)	(79)	7	(86)
Cash from (used in) discontinued operations (included in cash flows from investing activities)	913	(7)	920	892	(18)	910
Decrease in notes payable	(524)	(851)	327	(1,641)	(1,073)	(568)
Increase in securitized trade receivables	23	100	(77)	-	131	(131)
Issue of long-term debt	-	-	-	6,006	1,954	4,052
Repayment of long-term debt	(1,094)	(196)	(898)	(5,003)	(2,221)	(2,782)
Issue of common shares	4	15	(11)	26	240	(214)
Purchase of shares for settlement of share-based payments	(54)	(42)	(12)	(263)	(142)	(121)
Cash dividends paid on common shares	(753)	(716)	(37)	(2,975)	(2,819)	(156)
Other financing activities	(6)	(7)	1	(93)	(54)	(39)
Cash used in discontinued operations (included in cash flows from financing activities)	-	(2)	2	(7)	(6)	(1)
	(1,547)	(1,695)	148	(3,269)	(4,018)	749
Net (decrease) increase in cash and cash equivalents	(1,455)	(821)	(634)	79	(280)	359
Cash and cash equivalents at beginning of period	1,679	966	713	145	425	(280)
Cash and cash equivalents at end of period	224	145	79	224	145	79

BCE Supplementary Financial Information - Fourth Quarter 2020 Page 12

BCE

Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2020	Q4 20	Q3 20	Q2 20	Q1 20	TOTAL 2019	Q4 19	Q3 19	Q2 19	Q1 19
Net earnings from continuing operations	2,473	721	734	290	728	3,224	718	914	810	782
Adjustments to reconcile net earnings from continuing operations to cash flows from operating activities
Severance, acquisition and other costs	116	52	26	22	16	114	28	23	39	24
Depreciation and amortization	4,404	1,105	1,108	1,103	1,088	4,344	1,078	1,077	1,099	1,090
Post-employment benefit plans cost	315	76	77	75	87	309	76	76	73	84
Net interest expense	1,087	269	273	275	270	1,101	280	274	271	276
Impairment of assets	472	12	4	449	7	102	96	1	1	4
Losses on investments	(3)	(3)	-	-	-	(18)	(22)	-	-	4
Income taxes	792	191	262	96	243	1,129	245	319	275	290
Contributions to post-employment benefit plans	(297)	(78)	(69)	(71)	(79)	(290)	(77)	(62)	(70)	(81)
Payments under other post-employment benefit plans	(61)	(17)	(15)	(12)	(17)	(72)	(18)	(17)	(19)	(18)
Severance and other costs paid	(78)	(19)	(11)	(13)	(35)	(167)	(23)	(45)	(33)	(66)
Interest paid	(1,112)	(235)	(321)	(240)	(316)	(1,079)	(261)	(284)	(269)	(265)
Income taxes paid (net of refunds)	(846)	(383)	(236)	6	(233)	(725)	(221)	(88)	(127)	(289)
Acquisition and other costs paid	(35)	(2)	(13)	(11)	(9)	(60)	(7)	(3)	(21)	(29)
Net change in operating assets and liabilities	473	(58)	276	576	(321)	(48)	176	49	42	(315)
Cash from discontinued operations	54	-	15	17	22	94	23	24	22	25
Cash flows from operating activities	7,754	1,631	2,110	2,562	1,451	7,958	2,091	2,258	2,093	1,516
Capital expenditures	(4,202)	(1,494)	(1,031)	(900)	(777)	(3,974)	(1,150)	(1,009)	(967)	(848)
Cash dividends paid on preferred shares	(132)	(31)	(32)	(33)	(36)	(147)	(37)	(47)	(37)	(26)
Cash dividends paid by subsidiaries to non-controlling interest	(53)	(16)	(11)	(12)	(14)	(65)	(14)	(12)	(12)	(27)
Acquisition and other costs paid	35	2	13	11	9	60	7	3	21	29
Cash from discontinued operations (included in cash flows from operating activities)	(54)	-	(15)	(17)	(22)	(94)	(23)	(24)	(22)	(25)
Free cash flow	3,348	92	1,034	1,611	611	3,738	874	1,169	1,076	619
Cash from discontinued operations (included in cash flows from operating activities)	54	-	15	17	22	94	23	24	22	25
Business acquisitions	(65)	(42)	-	(23)	-	(51)	-	(1)	(50)	-
Acquisition and other costs paid	(35)	(2)	(13)	(11)	(9)	(60)	(7)	(3)	(21)	(29)
Acquisition of spectrum licences	(86)	-	(85)	-	(1)	-	-	-	-	-
Other investing activities	(79)	(12)	(49)	(13)	(5)	7	(5)	4	32	(24)
Cash from (used in) discontinued operations (included in cash flows from investing activities)	892	913	(6)	(8)	(7)	(18)	(7)	(4)	(5)	(2)
(Decrease) increase in notes payable	(1,641)	(524)	317	(1,204)	(230)	(1,073)	(851)	(1,066)	277	567
Increase (decrease) in securitized trade receivables	-	23	(23)	(400)	400	131	100	-	-	31
Issue of long-term debt	6,006	-	750	1,975	3,281	1,954	-	549	1,405	-
Repayment of long-term debt	(5,003)	(1,094)	(979)	(2,221)	(709)	(2,221)	(196)	(225)	(1,597)	(203)
Issue of common shares	26	4	-	-	22	240	15	161	44	20
Purchase of shares for settlement of share-based payments	(263)	(54)	(40)	(75)	(94)	(142)	(42)	(14)	(10)	(76)
Cash dividends paid on common shares	(2,975)	(753)	(753)	(753)	(716)	(2,819)	(716)	(713)	(712)	(678)
Other financing activities	(93)	(6)	(32)	(25)	(30)	(54)	(7)	(8)	(33)	(6)
Cash used in discontinued operations (included in cash flows from financing activities)	(7)	-	(4)	(2)	(1)	(6)	(2)	(1)	(2)	(1)
	(3,269)	(1,547)	(902)	(2,743)	1,923	(4,018)	(1,695)	(1,297)	(650)	(376)
Net increase (decrease) in cash and cash equivalents	79	(1,455)	132	(1,132)	2,534	(280)	(821)	(128)	426	243
Cash and cash equivalents at beginning of period	145	1,679	1,547	2,679	145	425	966	1,094	668	425
Cash and cash equivalents at end of period	224	224	1,679	1,547	2,679	145	145	966	1,094	668

BCE Supplementary Financial Information - Fourth Quarter 2020 Page 13

Accompanying Notes

(1)

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

Throughout this report, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

(2)

On June 1, 2020, BCE announced that it had entered into an agreement to sell substantially all of its data centre operations in an all-cash transaction valued at $1.04 billion. We have reclassified amounts related to the sale for the previous year to discontinued operations in our consolidated income statements and consolidated statements of cash flows to make them consistent with the presentation for the current year. Property, plant and equipment and intangible assets that were sold were no longer depreciated or amortized effective June 1, 2020. The sale was completed in the fourth quarter of 2020.

(3)

To align with changes in how we manage our business and assess performance, the operating results of our public safety land radio network business are now included within our Bell Wireline segment effective January 1, 2020, with prior periods restated for comparative purposes. Previously, these results were included within our Bell Wireless segment. Our public safety land radio network business, which builds and manages land mobile radio networks primarily for the government sector, is now managed by our Bell Business Markets team in order to better serve our customers with end-to-end communications solutions.

(4)	Non-GAAP Financial Measures

In Q2 2020, we updated our definitions of adjusted net earnings, adjusted EPS and free cash flow to exclude the impacts of discontinued operations as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. As a result of this change, prior periods have been restated for comparative purposes.

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost) as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, adjusted EBITDA may be reconciled to net earnings as shown in this document.

BCE Supplementary Financial Information – Fourth Quarter 2020 Page 14

Adjusted net earnings and adjusted EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS, as reconciled in this document.

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities, as reconciled in this document.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

BCE Supplementary Financial Information – Fourth Quarter 2020 Page 15

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

(5)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, including monthly billings related to device financing receivables owing from customers on contract, which is used to track our recurring billing streams. Wireless blended ABPU is calculated by dividing certain customer billings by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity is capital expenditures divided by operating revenues.

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

●	Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
●	Retail NAS subscribers are based on a line count and are represented by a unique telephone number

BCE Supplementary Financial Information – Fourth Quarter 2020 Page 16